Filed by Xcyte Therapies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

(Commission File No. 000-50626)

Subject Company: Cyclacel Limited

On December 15, 2005, Xcyte Therapies, Inc. and Cyclacel Group plc issued a joint press release announcing that Xcyte and Cyclacel had entered into a Stock Purchase Agreement. The text of the joint press release follows.

CYCLACEL AND XCYTE THERAPIES COMBINE TO FORM

INTERNATIONAL BIOPHARMACEUTICAL COMPANY

DUNDEE, Scotland & SEATTLE—Dec. 15, 2005—Cyclacel Group plc (Cyclacel), a privately held corporation, and Xcyte Therapies, Inc. (Xcyte) (Nasdaq:XCYT) (Nasdaq:XCYTP) announced today that they have entered into a definitive agreement to combine the two companies. The transaction will create a publicly-traded international biopharmaceutical company with two clinical stage, mechanism-targeted, small molecule drug candidates in cancer, a third candidate expected to enter clinical trials in the second half of 2006 and a strong development pipeline.

The transaction is structured as an acquisition by Xcyte of all of the capital stock of Cyclacel Limited, a wholly-owned subsidiary of Cyclacel Group plc. The transaction is anticipated to close at the end of the first quarter of 2006 and is subject to satisfaction of certain customary closing conditions, including the approval of the shareholders of Cyclacel and Xcyte.

The new company, to be called Cyclacel Pharmaceuticals, Inc. (CPI), intends to build upon what it believes to be Cyclacel’s leading position in the area of cell cycle biology, with a portfolio of three orally-available, mechanism-targeted drugs that modulate the cancer cell cycle. Cyclacel’s drug pipeline includes seliciclib (CYC202), a cyclin dependent kinase (CDK) inhibitor in Phase II clinical trials for the treatment of non-small cell lung cancer; sapacitabine (CYC682), a nucleoside analog in Phase I trials; CYC116, an Aurora kinase inhibitor in IND-directed preclinical development; and early stage programs targeting important cell cycle mechanisms for the treatment of cancer, type 2 diabetes, inflammatory kidney diseases and viral infections.

Potential Milestones for 2006 for CPI include:

•	Initiation of a multicenter Phase IIb randomized clinical trial of seliciclib (CYC202) in the United States for the treatment of patients with advanced non-small cell lung cancer, expected in the first half of 2006.

•	Initiation of a Phase Ib clinical trial of sapacitabine (CYC682) at a leading U.S. cancer center in patients with advanced leukemias and myelodysplastic syndrome, expected in the first half of 2006.

•	Filing of an Investigational New Drug application with FDA to begin Phase I clinical trials with CYC116, an Aurora kinase inhibitor, expected in the second half of 2006.

Sir John Banham, Chairman of Cyclacel, stated, “The transaction will create an international public company with approximately $30 million in cash, a franchise in one of the most exciting fields of biology and a development-stage portfolio of targeted oncology drug candidates affecting the cancer cell cycle. We believe that cell cycle targeted drugs will become increasingly important in the modern treatment of cancer as a chronic disease. Cyclacel is well positioned to benefit from the increasing adoption of orally-active therapeutics for the long-term management of cancer patients. Our drug discovery capabilities are complemented by research into cancer disease pathways in the laboratories of our founding scientists Professors David Lane and David Glover. Our combined insights into cancer biology have resulted in innovative biomarker technology that may help us identify subgroups of patients that are more likely to benefit from our treatments.”

Christopher Henney, PhD, Chairman of Xcyte, stated, “We are enthusiastic about the combination with Cyclacel because we believe that the strength and competitive position of the new company offer our shareholders the opportunity to participate in the development and exploitation of a portfolio of product candidates with significant market potential. When we announced earlier this year our intention to pursue strategic alternatives, this was the type of transaction we hoped to be able to offer our shareholders. We have been impressed by the quality and promise of Cyclacel’s people and programs and I look forward to participating in the company’s progress as a member of the board of directors.”

Transaction Details

The terms of the agreement provide for Xcyte to issue shares of its common stock to Cyclacel shareholders. Following closing, Cyclacel shareholders will own approximately 80 percent of the common stock of the combined company and Xcyte shareholders 20 percent, based on issued and outstanding common stock at the date of completion. The stock purchase agreement has been approved by both boards of directors and will need to be approved by the companies’ shareholders.

CPI will be headquartered in Short Hills, New Jersey and will maintain its research laboratories in Dundee, Scotland and Cambridge, England. The new company will be led by Spiro Rombotis, Cyclacel’s current Chief Executive Officer. In addition, Paul McBarron, Cyclacel’s current Chief Financial Officer, will become CPI’s Chief Operating Officer. The combined company’s board of directors will consist of five Cyclacel directors and one Xcyte director with a seventh director to be appointed after closing. CPI will not retain any operations at Xcyte’s facilities in Seattle, Washington.

Upon closing of the transaction, CPI’s common stock is expected to trade on the Nasdaq National Market on which the company has reserved the symbol “CYCC”. Xcyte’s current ticker symbol “XCYT” will become inactive after closing. SG Cowen & Company, LLC served as financial advisor and Wilson Sonsini Goodrich & Rosati, Professional Corporation, as legal advisor to Xcyte. Allen & Overy LLP served as legal advisor to Cyclacel.

Additional Information

In connection with the proposed transaction, Xcyte will file an S-4 registration statement that contains a proxy statement/prospectus with the Securities and Exchange Commission. Xcyte today separately announced an agreement to sell its T cell expansion technology to Invitrogen Corporation. Xcyte will include in its proxy statement a resolution for stockholder approval of the sale of its T cell expansion technology to Invitrogen Corporation. SHAREHOLDERS OF XCYTE AND OTHER INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT/PROSPECTUS) REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Xcyte’s shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Xcyte and Cyclacel, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Xcyte Therapies, Inc., 1124 Columbia Street, Suite 130, Seattle, WA 98104 Seattle, WA, Attention: Investor Relations, Telephone: 206-262-6200.

Participants in the Solicitation

Xcyte and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Xcyte in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the proxy statement/prospectus of Xcyte referred to above. Additional information regarding the directors and executive officers of Xcyte is also included in Xcyte’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2005. These documents are available free of charge at the SEC’s web site (http://www.sec.gov) and from Investor Relations at Xcyte at the address described above. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

About Cyclacel

Cyclacel is a biopharmaceutical company dedicated to the discovery, development and commercialization of novel,mechanism-targeted drugs to treat human cancers and other serious disorders. The company is currently evaluating seliciclib (CYC202), an orally-available cyclin dependent kinase inhibitor, in Phase II clinical trials for the treatment of non-small cell lung cancer and B-cell hematological malignancies. Sapacitabine (CYC682) is an orally-available, cell cycle modulating nucleoside analog in Phase I clinical trials for the treatment of cancer.

CYC116 is an orally-available, Aurora kinase inhibitor in IND-directed preclinical development. Several additional programs are at an earlier stage.

About Xcyte

From its inception in 1996 until early July 2005, Xcyte Therapies devoted substantially all of its efforts to the research and development of therapies that harness the power of the immune system to treat cancer and other serious illnesses.

Risk Factors

This news release contains certain forward-looking statements that involve risks and uncertainties that could cause actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Such forward-looking statements include statements regarding the proposed transaction, the efficacy, safety, and intended utilization of the Companies’ product candidates, the conduct and results of future clinical trials, and plans regarding regulatory filings, future research and clinical trials and plans regarding partnering activities. Factors that may cause actual results to differ materially include the risk that Xcyte and Cyclacel may not complete the proposed transaction, the risk that product candidates that appeared promising in early research and clinical trials do not demonstrate safety and/or efficacy in larger-scale or later clinical trials, the risk that Cyclacel will not obtain approval to market its products, the risks associated with reliance on outside financing to meet capital requirements, and the risks associated with reliance on collaborative partners for further clinical trials, development and commercialization of product candidates. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. The transaction is subject to customary closing conditions, including approval of Xcyte’s shareholders. These factors and others are more fully discussed in Xcyte’s periodic reports and other filings with the SEC.

Note: The Cyclacel logo and Cyclacel(R) are trademarks of Cyclacel Group plc. Xcyte(R) and Xcyte Therapies (TM) are trademarks of Xcyte Therapies, Inc.

Editor’s Note: This release is also available on the Internet at http://www.cyclacel.com and http://www.xcytetherapies.com.

CONTACT:

Xcyte

Robert L. Kirkman, M.D., 206-262-6219

        or

Cyclacel

Spiro Rombotis or Paul McBarron, +44 (1382) 206 062

        or

Buchanan Communications

Mark Court, Tim Anderson or Mary-Jane Johnson

+44 (20) 7466 5000

        or

Feinstein Kean Healthcare

Robert Gottlieb, 617-577-8110